Exhibit 99.1

Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Gold Reserve Inc. (“Gold Reserve”)
999 W. Riverside Avenue, Suite 401
Spokane, Washington
99201

2.	Date of Material Change

March 9, 2022

3.	News Release

A news release announcing the material change described herein was issued through Business Wire at Spokane, Washington on March 9, 2022 and filed on SEDAR on March 11, 2022 and is attached hereto as Appendix “A”.

4.	Summary of Material Change

Gold Reserve learned that The Ministry of Mines of Bolivarian Republic of Venezuela issued a Resolution that purports to revoke the mining rights of the Venezuelan Joint Venture Company, Siembra Minera SA (55% owned by Venezuela – 45% owned by Gold Reserve), for alleged non-compliance with certain Venezuelan mining regulations.

5.	Full Description of Material Change

5.1       Full Description of Material Change

Gold Reserve learned that The Ministry of Mines of Bolivarian Republic of Venezuela issued a Resolution that purports to revoke the mining rights of the Venezuelan Joint Venture Company, Siembra Minera SA, for alleged non-compliance with certain Venezuelan mining regulations. Siembra Minera SA is 55% owned by Venezuela and 45% owned by Gold Reserve. The Resolution states that Siembra Minera SA may exercise remedies concerning the revocation in administrative proceedings or court proceedings in Venezuela.

The Venezuelan government has a controlling 55% interest in Siembra Minera SA and any alleged non-compliance by Siembra Minera SA would be due to failure or inaction by the Venezuelan government. Furthermore, the government of Venezuela is in non-compliance with its obligations to Siembra Minera SA and the Company under the Settlement and Joint Venture Agreement that it signed with the Company in 2016.

Consequently, the Company is considering all legal rights and remedies available to it under the Settlement Agreement and applicable law.

5.2       Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

A. Douglas Belanger
President
(509) 623-1500

9.	Date of Report

March 15, 2022.

APPENDIX A

VENEZUELAN MINISTRY OF MINES REVOKES MINERAL RIGHTS OF SIEMBRA MINERA – GOLD RESERVE CONSIDERING ALL LEGAL RIGHTS AND REMEDIES

SPOKANE, Washington, March 9, 2022 NR-22-01

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) announced that it has learned that The Ministry of Mines of Bolivarian Republic of Venezuela (“Ministry of Mines”) issued a Resolution that purports to revoke the mining rights of the Venezuelan Joint Venture Company, Siembra Minera SA (55% owned by Venezuela – 45% owned by Gold Reserve) (‘Siembra Minera SA”) for alleged non-compliance with certain Venezuelan mining regulations. The Resolution states that Siembra Minera SA may exercise remedies concerning the revocation in administrative proceedings or court proceedings in Venezuela.

The Venezuelan government has a controlling 55% interest in Siembra Minera SA and any alleged non-compliance by Siembra Minera SA would be due to failure or inaction by the Venezuelan government. Furthermore, the government of Venezuela is in non-compliance with its obligations to Siembra Minera SA and the Company under the Settlement and Joint Venture Agreement that it signed with the Company in 2016.

Consequently, the Company is considering all legal rights and remedies available to it under the Settlement Agreement and applicable law.

Doug Belanger, President stated “the government appears to be essentially cancelling its own rights to the property, and therefore, those of Gold Reserve as a minority shareholder and yet the Government of Venezuela is the one out of compliance”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the revocation of the mining rights held by Siembra Minera SA by the Ministry of Mines, the timing and ability to appeal or contest such revocation and/or ability to take other legal actions including with respect to non-compliance by Venezuela of its obligations under the Settlement Agreement, risks and uncertainties associated with the U.S. and Canadian sanctions against Venezuela and/or its government officials, risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement and/or the Award; risks associated with the collection of the Award and substantial concentration of our operations and assets in Venezuela and risks that any future Venezuelan administration will fail to respect the agreements of the prior administration. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2020 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2020 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View source version on businesswire.com: https://www.businesswire.com/news/home/20211118006317/en/

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

Source: Gold Reserve Inc.